82-145

VELCRO®

02034814

SECOND QUARTER INTERIM REPORT

SIX MONTHS ENDED

2

MARCH 31, 2002

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first six months of fiscal year 2002 were $121,760,000, which was a 4% decrease from 2001. Sales for the second quarter were $63,778,000, a 3% decrease from the prior year.

Operating earnings for the first six months were $14,517,000, an increase of 18% over last year. For the quarter, operating earnings were $8,101,000, which was a 48% increase over a relatively weak second quarter in 2001.

The sales declines, though moderating somewhat, continue to reflect worldwide economic conditions and competitive pressures. The significant improvement in operating earnings during the second quarter resulted from cost containment programs and manufacturing realignments made during fiscal year 2001, as well as other cost saving measures implemented during the first six months of fiscal year 2002. There are signs that North America has entered a period of economic recovery. However, the strength of this recovery remains uncertain.

For the six months, investment income was $1,869,000, compared to $6,116,000 of investment income for the first six months of last year. Investment income for the second quarter was $1,285,000, down from $2,494,000 last year. These decreases were directly related to large realized capital gains on sales of equity securities last year.

The above factors resulted in net earnings of $9,898,000 ($.33 per share) for the six months and $5,803,000 ($.19 per share) for the second quarter. These earnings were 17% below the first half of 2001 and 24% higher for the second quarter.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

May 15, 2002

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At March 31, 2002

	Mar. 31 2002 US$'000	Sept. 30 2001 US$'000
Current Assets	85,978	91,715
Current Liabilities	(42,134)	(47,877)
Net Current Assets	43,844	43,838
Non Current Assets	240,485	218,286
Long-term Liabilities	(41,097)	(47,389)
NET ASSETS	243,232	214,735
Equity Accounts	249,930	221,434
Less: Treasury Shares	(7,065)	(7,065)
Parent Shareholders' Equity	242,865	214,369
Minority Interests in Subsidiary Companies	367	366
TOTAL EQUITY	243,232	214,735

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Six Months Ended March 31, 2002

	Quarter Ended March 31,		Six Months Ended March 31,	
	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000
Sales	63,778	65,458	121,760	126,446
Operating Expenses	(55,677)	(59,971)	(107,243)	(114,140)
Operating Earnings	8,101	5,487	14,517	12,306
Interest Expense	(572)	(1,119)	(1,296)	(2,202)
Investment Income	1,285	2,494	1,869	6,116
Royalties and Other Income	136	143	282	311
Earnings before Income Taxes	8,950	7,005	15,372	16,531
Income Tax Expense	3,146	2,309	5,473	4,642
Earnings after Income Taxes	5,804	4,696	9,899	11,889
Income Applicable to Minority Shareholders	1	10	1	35
NET EARNINGS	5,803	4,686	9,898	11,854
Average Number of Shares Outstanding during the Period	30,040,490	30,040,490	30,040,490	30,040,490
Basic Earnings Per Share (in US$1)	.19	.16	.33	.39
Dividends Per Share (in US$1)	--	--	.15	.26

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Six Months Ended March 31, 2002

	Six Months Ended March 31,	
	2002	2001
	US$'000	US$'000
Cash Flow from Operating Activities	20,708	4,623
Cash Flow from Investing Activities	(7,921)	(13,428)
Cash Flow from Financing Activities	(12,132)	6,374
Net Increase (Decrease) in Cash and Cash Equivalents	655	(2,431)
Cash and Cash Equivalents at Beginning of Period	9,963	7,206
Cash and Cash Equivalents at End of Period	10,618	4,775

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Six Months Ended March 31, 2002

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at September 30, 2000	20,389	2,901	188,788	---	(6,198)	205,880
Net earnings			11,854			11,854
Adjustments on translation of subsidiaries					(756)	(756)
Other					(311)	(311)
Dividends paid			(7,811)			(7,811)
Balance at March 31, 2001	20,389	2,901	192,831	---	(7,265)	208,856

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at September 30, 2001	20,389	2,901	204,002	---	(5,858)	221,434
Net earnings			9,898			9,898
Revaluation reserve for marketable securities as of October 1, 2001				18,210		18,210
Net increase in fair value of marketable securities				6,582		6,582
Net gains on sales of marketable securities				(446)		(446)
Adjustments on translation of subsidiaries					(1,108)	(1,108)
Other					(134)	(134)
Dividends paid			(4,506)			(4,506)
Balance at March 31, 2002	20,389	2,901	209,394	24,346	(7,100)	249,930

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2001, the interim financial statements have been prepared in accordance with the International Accounting Standards (IAS) as issued by the International Accounting Standards Committee (IASC) and adopted by the IAS Board.

On October 1, 2001, International Accounting Standard (IAS) 39 (revised), Financial Instruments: Recognition and Measurement was adopted. In accordance with IAS 39, the Company's marketable securities in its investment portfolio are classified as available-for-sale assets. Therefore, these assets are initially recorded at cost, and remeasured at fair value as of each balance sheet date. The difference between the carrying amount of marketable securities and the fair value at October 1, 2001, was $18,210,000, which has been recognized as an equity adjustment. Gains and losses on the remeasurement to fair value are also recognized as an equity adjustment. When marketable securities are sold, the cumulative gain or loss previously recognized in equity is included in income for the period. Fair values are determined from published price quotations of active securities markets.

2. Dividends

The dividend of $0.15 per common share was paid on January 4, 2002 to shareholders of record as of December 5, 2001.

3. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

	For the Six Months Ended March 31, 2002			For the Six Months Ended March 31, 2001		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:						
External sales	121,760		121,760	126,446		126,446
Investment income		1,869	1,869		6,116	6,116
Segment Results	15,037	1,631	16,668	12,865	5,868	18,733

VELCRO INDUSTRIES N.V.
15 PIETERMAAI, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

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